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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2005

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED
145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
November 1, 2005
	By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance and Chief Financial Officer

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:    NAME AND ADDRESS OF COMPANY

  Agnico-Eagle Mines Limited ("Agnico-Eagle")
  145 King Street East, Suite 500
  Toronto, ON M5C 2Y7

ITEM 2:    DATE OF MATERIAL CHANGE

  October 24, 2005.

ITEM 3:    NEWS RELEASE

        A press release was issued by Agnico-Eagle on October 24, 2005 in Toronto, Ontario via Canada NewsWire, a copy of which is attached hereto as Schedule A.

ITEM 4:    SUMMARY OF MATERIAL CHANGE

        On October 24, 2005, Agnico-Eagle announced that pursuant to its take-over bid for all of the outstanding shares of Riddarhyttan Resources AB ("Riddarhyttan"), it now owns 102,168,631 shares of Riddarhyttan, bringing its ownership of Riddarhyttan to approximately 96.6% of the outstanding shares and voting rights of Riddarhyttan.

ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

        On October 24, 2005, Agnico-Eagle announced that pursuant to its take-over bid for all of the outstanding shares of Riddarhyttan, it now owns 102,168,631 shares of Riddarhyttan, bringing its ownership of Riddarhyttan to approximately 96.6% of the outstanding shares and voting rights of Riddarhyttan. On May 12, 2005, Agnico-Eagle announced that it had signed an agreement with Riddarhyttan under which Agnico-Eagle agreed to make an offer to exchange 0.1137 Agnico-Eagle common shares for each outstanding share of Riddarhyttan. The offer valued Riddarhyttan at US$150 million, based on 105,753,846 Riddarhyttan shares outstanding as at May 11, 2005, the last trading day prior to the announcement of the offer, and an offer price of US$1.42 per Riddarhyttan share. A maximum of 10,345,583 Agnico-Eagle common shares will be issued under the offer, representing approximately 10.7% of the Agnico-Eagle common shares that will be outstanding after completion of the offer. To date, 9,771,447 Agnico-Eagle common shares have been issued pursuant to the terms of the offer.

        To enable those Riddarhyttan shareholders who have not yet tendered to participate in the offer, the offer has been extended a final time to November 4, 2005. Following completion of the offer, Agnico-Eagle intends to initiate the compulsory acquisition process under Swedish law to purchase any remaining shares in Riddarhyttan. Pursuant to the terms of the offer, Riddarhyttan shareholders who satisfy certain eligibility criteria have the opportunity to elect to sell some, or in some cases all, of the Agnico-Eagle common shares to which they are entitled under the offer under a simplified share sales process. Upon expiry of the offer, Agnico-Eagle common shares subject to the simplified share sales process, together with fractional Agnico-Eagle common shares, will be sold on the New York Stock Exchange. Settlement of the simplified share sales process is expected to be made within approximately 30 days of the expiry of the offer.

ITEM 6:    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7:    OMITTED INFORMATION

        Not applicable.

ITEM 8:    EXECUTIVE OFFICER

        For further information, please contact David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle at 416.947.1212.

ITEM 9:    DATE OF REPORT

        DATED at Toronto, Ontario this 1st day of November, 2005.

By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

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SCHEDULE A

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

For Immediate Release

        Not for distribution to news wire services or for dissemination in Australia or Japan. The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE ACQUIRES ADDITIONAL 5.7% OF RIDDARHYTTAN SHARES,
INCREASING OWNERSHIP TO 96.6%;
FINAL BID EXTENSION TO NOVEMBER 4, 2005

        Toronto, Canada (October 24, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that an additional 5,979,599 shares of Riddarhyttan Resources AB (publ) ("Riddarhyttan") have been tendered to its offer to acquire all the outstanding shares of Riddarhyttan not owned by Agnico-Eagle, representing 5.7% of the outstanding shares and voting rights of Riddarhyttan. Together with the 96,189,032 shares already owned by Agnico-Eagle, representing 91.0% of the outstanding shares and voting rights of Riddarhyttan, Agnico-Eagle now owns an aggregate of 102,168,631 shares, or approximately 96.6% of the outstanding shares and voting rights of Riddarhyttan. Settlement of shares tendered during the previous extension is expected to be initiated on, or about, October 28, 2005.

        To enable those shareholders who have not yet tendered to participate in the offer, the offer has been extended a final time to 4:00 p.m. CET (10:00 a.m. EDT) on November 4, 2005. Settlement of Riddarhyttan shares tendered during the new extension of the offer period is expected to be initiated on, or about, November 11, 2005.

        Following completion of the offer, Agnico-Eagle intends to initiate the compulsory acquisition process under Swedish law to purchase the remaining shares in Riddarhyttan and in connection therewith the shares of Riddarhyttan will be delisted from the Stockholm Stock Exchange.

        Riddarhyttan shareholders who have questions about the offer should contact Enskilda Securities, Nybrokajen 5,
103 36 Stockholm, Sweden, +46 8 52 22 95 00 or SEB, Issues & Part-ownership Programmes, Rissneleden 110,
106 40 Stockholm, Sweden, +46 8 639 2750.

U.S. Information

        Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer. Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

        This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

        Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan", "intend" and similar words and expressions are intended to identify forward-looking statements. Such statements, including statements relating to the timing, completion and settlement of the offer and Agnico-Eagle's intent to initiate the compulsory acquisition process under Swedish law and cause the delisting of Riddarhyttan shares on the Stockholm Stock Exchange, reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in the offer document filed as part of the Registration Statement on Form F-4 and in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

        Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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SIGNATURES
SCHEDULE A